

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. Yuval Viner
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re: B.O.S. Better Online Solutions Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14184**

Dear Mr. Viner:

We have reviewed your letter dated October 18, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 18, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Accounting for share-based compensation, page F-24

1.   We note your response to prior comment 1 that you do not believe that you have adequate historical experience to provide a reasonable basis upon which to estimate expected term because of significant structural changes in the business since the Company became a public company in 1997. We further note that during the period 2005 through 2008 you

commenced operations in your current business segments and that during the period 2005-2009, 36,560 options were exercised by 28 employees. Tell us why you don't believe these option exercises to be adequate historical experience considering that they were both issued and exercised during the period that your current businesses have been in operation, and also considering that the company only had 115 employees as of December 31, 2009.

You may contact, Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief